United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


                         For the month of January 2002


                                 ICICI Limited
                (Translation of registrant's name into English)


                                  ICICI Towers
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                       Form 20-F X           Form 40-F
                                ---                   ---


  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange
                                  Act of 1934.

                       Yes                   No. X
                          ---                   ---


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).


                                Not applicable.

                               INDEX TO EXHIBITS

Item
----

1.    Press announcement by ICICI Limited.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:   January 21, 2002


                                             ICICI Ltd.


                                             By: /s/ Jyotin Mehta
                                                 -------------------------------
                                                 Name:  Jyotin Mehta
                                                 Title: General Manager &
                                                        Company Secretary

                                                                          Item 1


ICICI Limited

ICICI's Board to Consider Interim Dividend

ICICI Limited (NYSE: IC) has already intimated the stock exchanges that the Board of Directors of ICICI, at its forthcoming Meeting to be held on January 24, 2002, at Mumbai, will consider the audited financial results for the nine months ended December 31, 2001.

It has now been decided that the Board of Directors of ICICI will also consider payment of interim dividend to equity shareholders.

For further press queries, contact:

Madhvendra Das at 91-22-653 6124 or email at das@icici.com


January 19, 2002

END